Exhibit 21.1

Jersey Mike’s Subs Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

LIST OF SUBSIDIARIES

The following entities are subsidiaries of Jersey Mike’s Subs Inc. as of the time of this offering, excluding certain subsidiaries that, in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

Name	Jurisdiction of Organization or Incorporation
Jersey Mike's Holdco, LLC	Delaware
Jersey Mike’s MidCo I, LLC	Delaware
Jersey Mike’s MidCo II, LLC	Delaware
Jersey Mike’s Franchise Systems, LLC	Delaware
JM SPV Guarantor, LLC	Delaware
Jersey Mike’s Funding, LLC	Delaware
A Sub Above, LLC	Delaware
JM’75, LLC	Delaware
Jersey Mike’s Holdings Canada LTD	Canada
JM Gift Card Operating Co LLC	Virginia
Jersey Shore Construction LLC	Delaware